05037267

SECUR... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65827

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 West Loop South, Suite 800
(No. and Street)

Houston, TX 77027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Clark M. Blackman II~~ 713.622.9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000, Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Goott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Paradigms, Inc., as of ~~December 31~~, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DIANNA L. MANCUSO
MY COMMISSION EXPIRES
MARCH 13, 2008

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harper & Pearson Company Certified Public Accountants

Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 3, 2005

Board of Directors
Financial Paradigms, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Financial Paradigms, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Paradigms, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Financial Paradigms, Inc. (an S corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2004 and for the period from inception (November 12, 2002) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Paradigms, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from inception (November 12, 2002) through December 31, 2003, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 3, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS	2004	2003
Cash and cash equivalents	$ 14,381	$ 11,836
Accounts receivable	229	175
TOTAL ASSETS	$ 14,610	$ 12,011
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 436	$ -
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional Paid-in Capital	19,500	19,500
Retained Deficit	(6,326)	(8,489)
TOTAL STOCKHOLDER'S EQUITY	14,174	12,011
TOTAL LIABILITIES AND EQUITY	$ 14,610	$ 12,011

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2002) THROUGH DECEMBER 31, 2003

	2004	2003
Commission income and other income	$ 31,601	$ 16,976
Management and administrative expenses	29,438	25,465
Net income (loss)	$ 2,163	$ (8,489)

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12, 2002) THROUGH DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Deficit
Inception (November 12, 2002)	$ -	$ -	$ -
Issuance of common stock	1,000	-	-
Contribution of additional paid-in capital	-	19,500	-
Net loss	-	-	(8,489)
Balance, December 31, 2003	1,000	19,500	(8,489)
Net income	-	-	2,163
Balance, December 31, 2004	$ 1,000	$ 19,500	$ (6,326)

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
FOR THE PERIOD FROM INCEPTION (NOVEMBER 12,2002) THROUGH DECEMBER 31, 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 31,547	$ 16,801
Cash paid for management and administrative expenses	(29,002)	(25,465)
Net cash provided (used) by operating activities	2,545	(8,664)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	-	1,000
Increase in additional paid-in capital	-	19,500
Net cash provided by investing activities	-	20,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,545	11,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,836	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 14,381	$ 11,836
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income (loss)	$ 2,163	$ (8,489)
Increase in accounts receivable	(54)	(175)
Increase in accounts payable	436	-
Net cash provided (used) by operating activities	$ 2,545	$ (8,664)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Financial Paradigms, Inc. (an S corporation) ("the Company") is located in Houston, Texas and is a fully-disclosed Securities Broker-Dealer. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivable are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the individual shareholder.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2004 and 2003.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG will receive a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. Expenses under this agreement during the year ended December 31, 2004 and for the period from inception to December 31, 2003 were approximately $10,700 and $900, respectively.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003 or in the procedures followed in making the required periodic computations. At December 31, 2004 and 2003 the Company had net capital of $14,174 and $11,836, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 and zero at December 31, 2004 and 2003, respectively. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

FINANCIAL PARADIGMS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 14,174
Total capital and allowable subordinated liabilities	14,174
Deductions and/or charges	
Nonallowable assets:	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	14,174
Haircuts on securities	-
Net capital	$ 14,174
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ 55
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 9,174
Ratio: Aggregate indebtedness to net capital	.03 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 12,011
Total capital and allowable subordinated liabilities	12,011
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(175)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	11,836
Haircuts on securities	-
Net capital	$ 11,836
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 6,836
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.